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                    Filed By Allscripts Inc. (Commission File No. 000-26537)
                    Pursuant to rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14A-12 of the Securities Exchange Act of 1934
                    Subject Company: ChannelHealth Incorporated
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FOR IMMEDIATE RELEASE

ALLSCRIPTS CONTACT                    IDX SYSTEMS CONTACT
Ken Shore                             Margo Happer
Vice President - Marketing            Director - Investor Relations
(847) 680-3515, ext. 200              (802) 864-1758, ext. 6169
e-mail: info@allscripts.com           e-mail: margo_happer@idx.com
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                                      CHANNELHEALTH CONTACT
                                      Tracey Moran
                                      (802) 863-5525, ext. 4272
                                      e-mail: tracey_moran@channelhealth.com
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                       ALLSCRIPTS FILES S-4 FOR COMPLETION
                          OF CHANNELHEALTH ACQUISITION

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CHICAGO, IL, AND BURLINGTON, VT, NOVEMBER 9, 2000 - Allscripts, Inc. (NASDAQ:
MDRX), the leading provider or wireless, point-of-care e-prescribing and productivity solutions for physicians, and IDX Systems Corporation (NASDAQ:
IDXC), a leading healthcare information systems company, today announced that Allscripts has filed an SEC Form S-4 registration statement in connection with the pending purchase of ChannelHealth Incorporated by Allscripts. ChannelHealth, a subsidiary of IDX, provides a set of Internet-based clinical and productivity solutions for physicians that bring the power of the Internet to the practice of medicine.

"We are pleased to have taken another significant step in the completion of our acquisition of ChannelHealth," stated Glen Tullman, Chairman and Chief Executive Officer of Allscripts. "Customer feedback on the merger has been very positive. Our initial discussions with large IDX clients have already created a pipeline of over 30 potential customers representing in excess of 5,200 physicians."

"We are very excited to integrate point-of-care tools into our practice management systems," commented Richard E. Tarrant, Chief Executive Officer of IDX. "We continue to receive enthusiastic responses from our customers for the Allscripts component of our overall solution."



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ABOUT ALLSCRIPTS
Allscripts is improving healthcare at the point-of-care. As the leading provider of innovative point-of-care medication management and productivity enhancing solutions, Allscripts focuses on addressing the needs of physicians and managed care payers and plans. Allscripts' TouchScript software provides easy-to-use electronic prescribing that reduces medication errors and uses the Internet to route transactions to local retail, mail order and Internet pharmacies, and provide connectivity to managed care and other organizations. Allscripts also offers physicians the opportunity to dispense commonly prescribed medications to their patients at the point-of-care. TouchScript software and applications run on Microsoft's PocketPC and Windows CE operating systems. Allscripts provides its applications on the Compaq iPAQ and the Hewlett-Packard Jornada hand-held wireless hardware. Allscripts also provides a number of Internet-based patient compliance and physician education services such as its e-Detailing(TM) products from its Physicians Interactive unit, as well as e-commerce applications. Through its acquisition of MasterChart, Allscripts markets innovative hand-held digital dictation solutions for physicians. Allscripts also allows physicians to access and prescribe patient care plans, directly in the office and over the Internet, through its Medifor unit. Strategic partners include IMS Health (NYSE:
RX), the world's leading supplier of information solutions to the pharmaceutical and healthcare industries, Express Scripts, the nation's largest independent full-service pharmacy benefit manager, and Dendrite, a leading global provider of highly specialized, integrated product and service offerings for the pharmaceutical industry. Allscripts is headquartered in Libertyville, IL, and provides services to over 13,500 physicians at 3,500 sites across the U.S. Visit Allscripts on the Web at allscripts.com. Allscripts, TouchScript, TouchScript.Net, Personal Prescriber and 3Touch are trademarks of Allscripts, Inc.

ABOUT IDX
Founded in 1969, IDX Systems Corporation uses information technology to maximize value in the delivery of healthcare, improve the quality of patient service, enhance medical outcomes, and reduce the costs of care. IDX supports these objectives with a broad range of complementary, functionally rich, and highly integrated products installed at 2,065 client sites. Clients span the full care continuum including academic hospitals and medical centers, integrated delivery networks, and physician group practices in North America and the United Kingdom. Customers include 118,000 physicians who utilize practice management systems to improve patient care and other work flow processes. The IDX Web Strategy includes browser technology, e-commerce and web-based tools -- built using Internet architecture -- that facilitates access for patients, physicians and care providers to vital health information and data managed by the IDX clinical, administrative, financial, and managed care products. EDiX Corporation, an IDX subsidiary, offers Internet-based medical transcription and clinical documentation services to physicians groups and hospital customers.

This announcement contains forward-looking statements about Allscripts, Inc. that involve risks and uncertainties. These forward-looking statements are developed by combining currently available information with Allscripts' beliefs and assumptions. These statements often contain words like will, believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. These statements are made under the protection afforded them by Section 21E of the Securities Exchange Act of 1934. Because Allscripts cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, Allscripts' actual results may be materially different from the results


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expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect Allscripts, see Allscripts' 1999 Annual Report on Form 10-K, the registration statement filed in connection with the merger with ChannelHealth and the proxy statement to be filed in connection with the merger with ChannelHealth. Such documents can be obtained through the website maintained by the Securities and Exchange Commission at www.sec.gov.

This press release contains forward-looking statements about IDX Systems Corporation that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are difficulties in implementing systems, possible deferral, delay or cancellation by customers of computer system purchase decisions, possible delay or denial of stockholder or regulatory approval for the transactions with Allscripts, Inc., possible adverse change in the business or stock price of Allscripts, Inc., possible delay of system installations, development by competitors of new or superior technologies, changing economic, political and regulatory influences on the healthcare and Internet industries, changes in product pricing policies, general economic conditions and regulatory developments in the healthcare industry, and factors detailed from time to time in IDX's periodic reports and registration statements filed with the Securities and Exchange Commission, which important factors are incorporated herein by reference. IDX undertakes no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes in future operating results, financial condition or business over time.

Allscripts has filed a Registration Statement on Form S-4 in connection with the merger transactions referred to in this press release, and Allscripts will be mailing a Proxy Statement/Prospectus to its stockholders containing information about the merger. We urge investors and stockholders to read the registration statement and proxy statement/prospectus carefully when they become available, because they contain important information concerning Allscripts, ChannelHealth, the merger and related matters. Investors and security holders are able to obtain free copies of the registration statement on form S-4 and the proxy statement/prospectus through the website maintained by the Securities and Exchange Commission at www.sec.gov. and from Allscripts at the contact listed above.

Allscripts and its directors and certain of its executive officers may be deemed, under SEC rules, to be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interest in the solicitation, will be set forth in a schedule 14a to be filed with the SEC, and available free of charge at the SEC website and public reference room, and from Allscripts as provided above.




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